Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of May 14, 2008 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto as of and for the three months ended March 31, 2008, and in conjunction with the Company’s audited annual financial statements and the MD&A for the year ended December 31, 2007.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com.

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to the production start dates for the Belahouro, Gwalia Deeps, and Pascua projects on which IRC has royalties.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions.  Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC’s views as of the date of this document. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data)(unaudited)	Three months ended March 31
	2008	2007
Statement of Operations
Royalty revenues	$10,283	$10,178
Earnings from operations	2,800	4,033
Earnings before income taxes	3,248	3,275
Net earnings	2,411	2,165
Basic and diluted earnings from operations per share	0.04	0.06
Basic and diluted earnings before income taxes per share	0.04	0.05
Basic and diluted earnings per share	0.03	0.03
Statement of Cash Flows
Cash provided by operating activities	6,397	4,966

	March 31,	December 31,
	2008	2007
Balance Sheet
Total assets	$384,450	$384,482
Shareholders’ equity	296,891	295,679

FINANCIAL PERFORMANCE

Financial overview

Royalty revenues increased from $10,178,000 for the three months ended March 31, 2007 to $10,283,000 for the three months ended March 31, 2008.  This increase was due to an increase in the Company’s Southern Cross gold royalty of $159,000 and the second royalty payment received on the Meekatharra royalty of $43,000 offset by a decrease in gross revenues from the Voisey’s Bay royalty from $9,705,000 in the quarter ended March 31, 2007 to $9,598,000 for the same period in 2008.

Total contained nickel in concentrates paid during the quarter ended March 31, 2008 was approximately 38.0 million pounds compared to approximately 27.0 million pounds for the quarter ended March 31, 2007.  The increase in paid production was partially offset by a decrease in the average price of nickel during the quarter from $16.59 per pound in 2007 to $12.38 per pound in 2008.  The increase in production was also offset during the quarter due to an adjustment to deductions from the net smelter return by the operator of the mine, Vale Inco.

Earnings from operations decreased approximately $1,233,000 from the three months ended March 31, 2007 to March 31, 2008.  The lower earnings from operations are primarily attributable to lower revenue from Voisey’s Bay as discussed above, increased amortization on Voisey’s Bay due to the increased production, increased payroll costs and additional legal fees attributable to significant business development opportunities.

Net earnings and cash provided by operations both increased in the first quarter of 2008 when compared to the first quarter of 2007.  This was due in part to the increase in gross revenues offset by increases in amortization, royalty taxes, and also an increase in general and administrative expenses during the period.  In addition, the Company had a foreign currency gain of $1,080,000, primarily related to the senior secured debentures, in the first quarter of 2008 compared to $139,000 in the first quarter of 2007.

Royalty revenue and operations

Production and revenue (unaudited)

			Payable Production (1)		Revenue (thousands)
			Quarter Ended March 31,		Quarter Ended March 31,
Mine	Commodity	Royalty	2008	2007	2008	2007

Williams	Gold	0.25% NSR	38	64	$87	$102

Southern Cross	Gold	1.5% NSR	36	38	529	370

Meekatharra	Gold	0.45% NSR	11	-	43	-

Voisey’s Bay					9,598	9,705
	Nickel	2.7% NSR	37,956	27,005
	Copper	2.7% NSR	33,857	12,618
	Cobalt	2.7% NSR	1,570	1,095

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

Average metal prices realized (in US$) (unaudited)

	Quarter Ended
	March 31,
	2008	2007
Gold, per ounce	976	648
Nickel, per pound (1)	12.38	16.59
Copper, per pound (1)	2.65	2.38
Cobalt, per pound (1)	45.95	25.18

(1)

Before transportation, smelting and refining costs.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property.  Amortization on mineral properties was $3,459,000 in the first quarter of 2008, up from $2,124,000 in 2007, and is attributable to the increased production at the Voisey’s Bay mine.

All proceeds from the Voisey’s Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20%.  The tax was $1.9 million in the 2008 period compared to $1.9 million in 2007.

Costs and expenses

General and administrative expenses were $1,752,000 for the first quarter of 2008, compared to $1,592,000 in 2007.  Salary and other payroll costs increased by $112,000 in 2008 to $452,000, related to additional personnel hired during 2007 and salary increases.  Audit and other accounting fees increased during the period from $39,000 in 2007 to $124,000 in 2008 primarily due to the significant transactions the Company entered into at the end of the fourth quarter of 2007.  Legal fees decreased during the period, from $255,000 in 2007 to $159,000 in 2008.  The decreased fees from 2007 were related to the acquisition of the revolving credit facility in January 2007, and tax advice.

Business development expenses were $352,000 in 2008 compared to $204,000 in 2007.  The increase was primarily related to legal and consulting fees which were incurred on potential acquisitions and deferred but subsequently written off due to the transaction not being finalized.

Interest expense was $783,000 in 2008 compared to $976,000 in the previous period. The first quarter of 2007 was higher due to the payment of a commitment fee of $300,000, offset by an increase in standby fees in 2008.

There was no impairment of royalty interests in mineral properties during the quarter ended March 31, 2008, compared to $284,000 in 2007.  The Company also had a foreign currency gain of $1,080,000 in 2008, compared to a gain of $139,000 during 2007.  The gain in 2008 was due primarily to a stronger US dollar benefiting the Company’s Canadian dollar denominated Convertible Debentures.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow from operating activities was $6,397,000 in the first quarter of 2008 compared to $4,966,000 in 2007.  The increase in 2008 is attributable to the increase in revenue as previously discussed, offset by increases in amortization and administrative expenses.  The increase is also due to a decrease in the royalty receivable of $1,972,000 as of March 31, 2008 compared to an increase of $489,000 as of March 31, 2007.  The change is primarily due to the increases in production throughout the past year.

The Company receives its royalty payment on the Voisey’s Bay mine from Vale Inco net of the 20% mineral rights tax of Newfoundland and Labrador (“Mineral Rights Tax”).  Since the Company is ultimately obligated to pay this tax, the revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

The Company completed the acquisition of one royalty during the quarter ended March 31, 2008 for total consideration of $516,000.  Additional legal fees totalling $119,000 were capitalized on other royalty acquisitions that closed at the end of 2007.  The Company completed the acquisition of two royalties during the three months ended March 31, 2007 for total consideration of $49.8 million in cash, including transaction costs.  These acquisitions were funded from existing cash reserves and the proceeds from the Unit Offering discussed below.

Financing Activities

During the first quarter of 2008 and 2007, the Company paid dividends of $1,177,000 and $1,006,000, respectively, equal to $0.015 per share.

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Net proceeds to the Company after agents’ commission and estimated expenses of the offering was CA$42,128,000, or $35,659,000.

Also during the first quarter of 2007, the Company received $2,231,000 from the exercise of all of its outstanding compensation, financing and Williams Mine warrants which otherwise would have expired after February 23, 2007.

Cash Resources and Liquidity

The Company had a cash position of $16.8 million and working capital of $10.0 million at March 31, 2008, compared to $12.7 million and $7.6 million, respectively, at December 31, 2007.  The increase in cash and working capital during the period was primarily due to cash flows from operations offset by the increase in royalty interests and the payment of dividends during the quarter.

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20.0 million and subsequently increased it to $40.0 million effective May 17, 2007.  The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth.  Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Two of the Company’s wholly-owned subsidiaries, Archean and IRC Nevada Inc., guaranteed the indebtedness of the Company under the Revolving Facility.  IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.  At March 31, 2008, the Company was in compliance with all loan requirements.

The Company’s near-term cash requirements are limited to general and administrative, business development and interest expenses.  The Company believes that its current cash position, together with cash from operations will be sufficient to cover these expenses into the foreseeable future.  As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties.  Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of Common Shares.

The Company’s contractual obligations for future principal payments are summarized below.  Interest payments are CA$1,650,000, payable semi-annually.

Debenture
($ in thousands )	Principal
Year	Obligations (1)
2007	$-
2008	-
2009	-
2010	-
2011	29,349

Total	$29,349

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.9783.

Summary of Quarterly Results

(unaudited, in thousands of US$, except per share data)

	2008		2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Royalty revenues	$10,283	$12,734	$13,738	$13,207	$10,178	$9,527	$8,357	$2,049
Earnings (loss) from
operations	2,800	2,973	5,509	6,611	4,033	3,653	2,659	(512)
Net earnings	2,411	5,275	1,413	2,380	2,165	2,955	1,506	8,654
Basic earnings (loss) from
operations per share	$0.04	$0.04	$0.08	$0.10	$0.06	$0.06	$0.05	$(0.01)
Diluted earnings (loss) from
operations per share	$0.04	$0.04	$0.08	$0.09	$0.06	$0.06	$0.05	$(0.01)
Basic net earnings per share	$0.03	$0.07	$0.02	$0.04	$0.03	$0.05	$0.03	$0.15
Diluted net earnings per share	$0.03	$0.07	$0.02	$0.03	$0.03	$0.05	$0.03	$0.15

The increasing royalty revenues during 2006 and into 2007 are primarily a result of the ramp-up of production at the Voisey’s Bay mine, as well as royalty revenue from the Southern Cross royalty, acquired in June 2006.  Increasing metal prices during 2006 and 2007 have also been a contributing factor in the improved revenue figures during the second half of 2006 and all of 2007.  Paid production from Voisey’s Bay was slightly higher in 2008 than in previous quarters, but nickel prices have declined during 2008 from a high of $24.69 per pound in 2007 to $13.47 per pound on March 31, 2008.  This increase in production was offset during the quarter due to an increase in the mineral tax as reported by the operator of the mine, Vale Inco.

The lower earnings from operations in the first quarter of 2008 of $2,800,000 are primarily attributable to the lower gross revenues due to the increased mineral tax and the higher amortization due to the increase in production. The lower earnings from operations in the fourth quarter of 2007 of $2,973,000 are primarily attributable to one time charges to business development expense of 2007 of $1,713,000, related to a business development opportunity.  The Company also had impairment of $724,000 in the fourth quarter of 2007.

During the third and fourth quarters of 2006 and through 2008, the Company’s significant revenues from the Voisey’s Bay royalty was the primary factor resulting in net earnings for those periods.  Net earnings in the second quarter of 2007 were also positively impacted by $849,000 in revenue recorded upon the receipt of 2,150,000 shares of New Horizon Uranium Corporation.  Net earnings of the Company were positively impacted by foreign currency gains of $1.1 million for the quarter ended March 31, 2008, but was negatively impacted by foreign currency losses of $1.9 million in each of the second and third quarters of 2007 and $2.6 million in the fourth quarter of 2007.

During the second quarter of 2007, the Canadian Federal government enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011, resulting in the realization of a future income tax benefit of $914,000 during the quarter.  On December 14, 2007, the Canadian Federal government enacted additional legislation that incrementally lowers the Federal income tax rate from the current rate of 21% to 15% on January 1, 2012, resulting in the realization of a future income tax recovery of $8,586,000 during the fourth quarter of 2007.

OUTLOOK

Looking forward to the second quarter of 2008, the Company expects less than an average quarter of payable production from Voisey’s Bay during this period, due to the seasonal nature of the shipments from the mine (there are no concentrate shipments between December 7 and January 21 of each year and again between April 7 and May 21).  During these winter months, a smaller number of nickel concentrate shipments are delivered than would be expected, and there are no copper concentrate shipments at all during the period between December 7 and May 21.  The result, assuming constant metal prices, will be to reduce expected royalty revenues in the second quarter of each year.   The Company believes that paid production in the third and fourth quarter of 2008 should be comparable to those quarters in 2007.

During 2007, the Company committed over $130 million towards the expansion of its existing royalty and investment portfolio.  The significant investments include the following:

•

A 1.5% NSR royalty on Inmet Mining Corporation’s (“Inmet”) Las Cruces copper project in Spain.  Inmet is currently constructing the mine with first cathode production expected in the fourth quarter of 2008, with a projected annual average production rate over 15 years of 142 million pounds of copper.  Inmet reports that the open-pit mine has Proven and Probable Reserves of 17.6 million tonnes grading 6.2% copper (2.4 billion pounds).  They also report the possibility of deeper primary sulphide resources.

•

A 2.0% NSR royalty on the Avebury nickel project in Tasmania, Australia. This mine is expected to be placed into production during the second quarter of 2008 by Zinifex Limited (successor to Allegiance Mining NL).  The underground mine will process high-grade sulphide ores from Measured Resources of 0.46 million tonnes grading 1.15% nickel, Indicated Resources of 5.6 million tonnes grading 1.16% nickel and Inferred Resources of 5.8 million tonnes grading 1.05% nickel, at a 0.7% nickel cutoff grade.

•

A 32.1% interest in the Pascua Royalty purchased from a Chilean family.  The Pascua Royalty is a sliding-scale royalty on the Pascua gold project in Chile operated by Barrick Gold Corporation (“Barrick”).  The total cost of the acquisitions was $56.5 million in cash and transaction costs.  The Pascua royalties acquired apply to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. IRC’s share of the royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 per ounce or below to 3.15% at a gold price of $800 per ounce and above.  Barrick, pending certain permits, has publically stated that they expect to begin production in 2010 or 2011 at an annual rate of 750,000 to 775,000 ounces per year, as stated on their website.

•

A net $6.1 million investment in the Legacy Sand Project in the form of a membership interest in Preferred Rocks of Genoa Holding Company, LLC paying a 10% preferred return on a deemed US$8.0 million investment and a residual net profits interest of 5.25% in the Legacy project.

•

An effective 0.28% to 2.79% net smelter return (“NSR”) royalty on the Pinson gold project (“Pinson”) located in Nevada.  Barrick is currently completing feasibility studies on the Pinson project at a cost of US$30 million and is expected to be completed by April, 2009.  This acquisition further increases IRC’s holdings in the Pinson district of Nevada.  Over the past three years, IRC has made two other purchases on the Pinson trend and established itself as the largest owner of Pinson royalty interests, covering approximately 80% of the known high-grade gold Resources.  With the 2007 addition of the Pinson royalty, IRC’s interests on the known Pinson resources provide the Company with a higher total royalty rate (3.80%) and additional exposure to 14 square miles of regional exploration potential in the Pinson district.

In addition to these acquisitions, several of the Company’s existing royalties have recently, or will soon begin production.  In the fourth quarter of 2007, Mercator Gold Plc began gold production at its Meekatharra operations in Western Australia at an expected initial rate of 120,000 ounces per year.  Production began in the Yaloginda project area, where the Company owns a 0.045% net smelter returns royalty and is expected to expand into the Paddy’s Flat project area in 2009, with a royalty rate of 1.5%.  Production in the Yaloginda project area for the quarter ended March 31, 2008 totalled 11,000 ounces.  St. Barbara Limited also has announced that it expects to start production at its Gwalia Deeps underground project in the third quarter of 2008 at an initial annual rate of 100,000 ounces of gold and ramping up to 200,000 ounces per year within 18 months.  The Company holds a 1.5% net smelter returns royalty on Gwalia Deeps.  In early 2009, production is expected to begin at Wega Mining’s Inata gold project (Belahouro) in Burkina Faso, West Africa on which the Company holds a 2.5% net smelter returns royalty.

These additional producing royalties will not only increase the Company’s revenues, but also give it a more diversified producing portfolio in terms of the quantity of royalties, commodities, and geography.  This in turn should produce a more stable and predictable revenue stream in future years.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability.

The Company’s debentures are denominated in Canadian dollars.  In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts.  All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the debentures.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties.  These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves.  Acquisition costs of royalty interests on exploration and development stage mineral properties are not amortized.  At such time as the associated exploration or development stage mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Financial Instruments

All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Stock options

The Company determines the fair value of stock option awards to employees using the black-scholes model, and these amounts are recognized as an expense over the vesting period of the related option.  Compensation expense for options granted is determined based on estimated fair values of the options and the warrants at the time of grant.

Future income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Related Party Transactions

Effective January 31, 2008, George Young, an officer and director of the Company resigned his employment and stepped down from the Board of Directors in order to pursue other business opportunities.  Mr. Young will be retained as a consultant to the Company.  As part of his resignation agreement, Mr. Young has guaranteed the repayment of a promissory note from South American Metals ($828,000 at March 31, 2008).  The guarantee is secured by the pledge of certain of Mr. Young’s shares and stock options of the Company.

There were no amounts due from or to related parties at March 31, 2008 and December 31, 2007.

NEW ACCOUNTING PRONOUNCEMENTS

The following new standards may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008, unless otherwise noted. The Company adopted the requirements commencing in the interim period ended March 31, 2008.

Capital disclosures and financial instruments – disclosures and presentation

The Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

OUTSTANDING SHARE DATA

As of May 14, 2008, there were 78,480,356 Common Shares outstanding.  In addition, there were 5,695,500 director and employee stock options with exercise prices ranging between CA$3.67 and CA$6.25 per share.  There were also 3,415,370 warrants outstanding allowing the holders to purchase common shares at a price of CA$7.00 until August 12, 2008.  These warrants expire on August 12, 2008 and are subject to acceleration if the common shares have a closing price at or above CA$8.50 for 20 consecutive trading days.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 respecting certification of disclosure in issuers' annual and interim filings, Management has evaluated the effectiveness of the Company's internal controls and procedures over financial reporting for the quarter ended March 31, 2008.  Management has concluded that the Company's internal controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or any other report filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information required to be disclosed in the foregoing filings or reports is accumulated and communicated to the Company's management, including its Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosure.

There have been no changes in internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..